Schering: Climodien(R) granted approval in the Netherlands

Berlin, Germany, January 8, 2001; Schering AG (NYSE: SHR) announced today that the Netherlands health authority granted approval for Climodien(R) in December 2000. Climodien(R) is a novel continuous combined, hormonal replacement therapy product aimes to stop blood flow. It contains the progestin Dienogest with antiandrogenic activity, and estradiol valerate. It is used for treatment of climacteric symptoms.
When taking Climodien(R), a continuous combined regimen product, the regular withdrawal bleeding, that occurs during so called sequential or cyclic HRT treatment, can be prevented. This means a big advantage for women. Climodien(R) treats menopausal complaints due to estrogen deficiency.
"With this decision, conditions for registration of Climodien(R) in the EU are fulfilled. Schering will initiate mutual recognition in the other EU member states. Approval of Climodien(R) from health authorities within the EU is expected during the course of this year," said Dr. Giuseppe Vita, Chairman of the Board of Executive Directors of Schering AG.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radio-pharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, January 8, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr. Monika Klutz-Specht - Pharma Communication:
Tel.: +49-30-468 154 35;
Fax: +49-30-468 167 10;
eMail: monika.klutzspecht@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de

------------------------------------------------------------------------------

Schering AG acquires Japanese rights to EPIX Medical's MS-325

Berlin, Germany; Cambridge, Massachusetts, USA, January 9, 2001; Schering AG, Ger-many (NYSE: SHR) and EPIX Medical, Inc. (Nasdaq: EPIX) announced today that they have signed an agreement assigning Schering AG the exclusive rights to co-develop, manufacture and market MS-325 in Japan. MS-325 is EPIX's novel targeted magnetic resonance imaging (MRI) agent, which is currently in Phase III clinical trials to determine its efficacy for the diagnosis of peripheral vascular disease. Based on an agreement signed in June of 2000, Schering obtained worldwide sales and marketing rights that ex-cluded Japan. With this latest agreement in place, Schering now has sales and marketing rights for MS-325 worldwide.

Under the terms of the Japanese rights agreement, Schering will pay EPIX USD 3 million up front and additional milestone payments. EPIX Medical had re-acquired the rights to the Japanese market for MS-325 from Daiichi Radioisotope Laboratories before.

As previously announced under the June agreement, EPIX assumes responsibility for completing clinical development for the United States and filing for Food and Drug Ad-ministration approval in the United States, and Schering leads clinical development activi-ties for the product outside the United States. EPIX and Schering also generally share equally in operating profits in the United States, while Schering pays EPIX a royalty on gross profits in the rest of the world.

"Schering is extremely pleased to have consolidated the global rights to MS-325, and looks forward to moving the program ahead with enthusiasm," said Michael Rook, Head of Diagnostics and Radiopharmaceuticals Business Unit of Schering
AG Germany. "As a global company the Japanese market is in our strategic focus and the acquisition of the additional marketing rights will strengthen our leadership in the worldwide MRI contrast media market."

"EPIX is very excited to have signed Schering AG, the number one company in MRI con-trast agents worldwide, to be our exclusive global co-development and sales and market-ing partner for MS-325," said Michael D. Webb, Chief Executive Officer of EPIX. "We be-lieve that Schering's leadership in this field and global market presence will help to maximize the market potential of MS-325."
As a blood-pool agent, MS-325 opens up new capabilities in MR-angiography (MRA), an innovative and exciting technique for improved and less invasive, detection of cardiovas-cular disease. EPIX's current Phase III multi-center clinical trial compares the diagnostic accuracy of MS-325-enhanced MRA with that of X-ray angiography in patients with aorto-iliac occlusive disease, a major component of peripheral vascular disease. X-ray angiog-raphy, an invasive procedure, is the current standard for diagnosing vascular disease. Approximately 1 million X-ray angiographic procedures are performed in the United States each year.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radio-pharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.


An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

EPIX is a specialty pharmaceutical company based in Cambridge, MA, engaged in developing targeted contrast agents to transform the diagnosis and clinical management of disease using MRI. The Company's principal product under development, MS-325, is an investigational new drug designed to enhance MRI. To receive EPIX Medical's latest news and other corporate developments, please visit the EPIX Medical website at www.epixmed.com.

Berlin, Germany, January 9, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Frank Richtersmeier - Pharma Communication:
Tel.: +49-30-468 176 61;
Fax: +49-30-468 167 10;
eMail: frank.richtersmeier@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de